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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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________________________________________________________________Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Magic Software and Dutch System Integrator ISDC Sign Strategic Partnership for iBOLT Integration Suite

Irvine, California (July 29, 2003) - Magic Software Enterprises (Nasdaq: MGIC), a leading provider of state-of-the-art integration and development technology, announced today the signing of a strategic partnership with ISDC, a leading Dutch System Integrator to become an iBOLT Integration partner. With this agreement, ISDC joins a growing list of system integrators worldwide that have signed up as partners for iBOLT.

ISDC is a leading system integrator in the Netherlands specializing in customized solutions for large and mid-sized organizations. Since 1990 ISDC has been focused on delivering cost efficient solutions based on Magic Software’s eDeveloper (www.magicsoftware.com/edeveloper) rapid application development and deployment technology.  With iBOLT, ISDC is expanding its focus into the area of business integration and process management.

“Our mission is to make our clients more successful by delivering cost efficient customizable solutions incorporating the latest emerging technologies,” said Cor Geertsma, Managing Director of ISDC. “iBOLT will be an excellent addition to our portfolio in helping us to realize this mission.”

iBOLT Integration Suite (www.magicsoftware.com/ibolt) provides organizations with an affordable platform for integrating many of their existing business-critical applications. It is a multi-tiered component-based environment, where developers define and combine components to automate business processes. iBOLT empowers companies to dramatically improve performance and return on investment.

“The extensive possibilities of iBOLT combined with the implementation power that ISDC offers, results in a partnership that will provide even greater value to our customers,” said Regev Yativ, Managing Director of Magic Software’s European operation. “We look forward to working closely with ISDC to assist their skilled professional services teams to deliver iBOLT integration projects.”

About ISDC

ISDC is a medium-sized ICT service provider with almost 100 employees and offices in Hilversum (main office), Eindhoven and a development center in Romania. ISDC was set up in 1990 and has more than 12 years experience in the modernization, development, implementation, and maintenance of customer oriented software applications. ISDC has accumulated a solid knowledge of complex, financial and logistic environments. ISDC works for large and medium-sized organizations such as: AOL/Time Life, KCFS, De Ster/Duni, Railpro, and Audax.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 29 July, 2003